UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): August 8, 2012

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**One McDonald's Plaza
Oak Brook, Illinois**   **60523**
(Address of Principal Executive Offices)   (Zip Code)

(Registrant's telephone number, including area code): (630) 623-3000

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On August 8, 2012, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's July 2012 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
 99   Investor Release of McDonald's Corporation issued August 8, 2012:
         McDonald's Reports Global Comparable Sales for July

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: August 9, 2012	By: /s/ Kevin M. Ozan
	Kevin M. Ozan
	Corporate Senior Vice President – Controller

EXHIBIT 99



Investor Release

FOR IMMEDIATE RELEASE

08/08/2012

FOR MORE INFORMATION CONTACT:

Investors: Kathy Martin, 630-623-7833
Media: Lisa McComb, 630-623-3707

McDONALD'S REPORTS GLOBAL COMPARABLE SALES FOR JULY

OAK BROOK, IL – McDonald's Corporation today announced that global comparable sales were flat in July. Performance by segment was as follows:

- **U.S. down 0.1%**
- **Europe down 0.6%**
- **Asia/Pacific, Middle East and Africa down 1.5%**

"We are committed to driving the business over the long-term by executing our proven Plan to Win strategy, despite softer global comparable sales in July," said McDonald's Chief Executive Officer Don Thompson. "Our leadership team has the experience to effectively manage through the challenging environment and build sales and market share. As a System, we remain focused on providing high quality, affordable meal options, unparalleled convenience and a great McDonald's experience to the 69 million customers we serve each day."

In July, U.S. comparable sales were relatively flat as the promotional activity did not offset the effects of the sluggish economy and last year's launch of the Mango Pineapple smoothie. Customers' ongoing appetite for McDonald's breakfast and the McCafé Frappé line-up supported the month's results. Going forward, the U.S. is focused on driving results by providing a well-balanced combination of value, variety and innovation across the menu.

Europe reported a 0.6% decline in comparable sales for July as strong results in the U.K. and Russia were more than offset by weaker performance in Germany and several Southern European markets amidst an increasingly difficult environment. Europe's priority remains building guest traffic by featuring enhanced everyday value offerings alongside classic core favorites and appealing premium products.

Asia/Pacific, Middle East and Africa reported a comparable sales decrease of 1.5% for July. Positive results in Australia were more than offset by ongoing weakness in Japan and the negative impact from the shift in timing of Ramadan. Throughout the segment, compelling daypart value platforms and market-leading conveniences continue to differentiate McDonald's in the region.

Systemwide sales for the month decreased 3.2%, or increased 2.3% in constant currencies.

Don Thompson concluded, "I am confident that McDonald's will continue to succeed as we execute against our three global priorities of optimizing the menu, modernizing the experience and broadening accessibility to our brand."

Percent Increase/ (Decrease)	Comparable Sales		Systemwide Sales	
			As	Constant
Month ended July 31,	2012	2011	Reported	Currency
McDonald's Corporation	0.0	5.1	(3.2)	2.3
Major Segments:				
U.S.	(0.1)	4.4	0.7	0.7
Europe	(0.6)	5.3	(10.3)	2.3
APMEA*	(1.5)	4.0	0.2	2.8
Year-To-Date July 31,				
McDonald's Corporation	4.5	4.9	3.6	6.8
Major Segments:				
U.S.	5.1	3.9	5.9	5.9
Europe	3.6	5.7	(1.9)	6.4
APMEA*	2.4	4.2	6.7	6.8

* Asia/Pacific, Middle East and Africa

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

- The number of weekdays and weekend days can impact our reported comparable sales. In July 2012, this calendar shift/trading day adjustment consisted of one less Friday and Saturday, and one more Monday and Tuesday compared with July 2011. The resulting adjustment varied by area of the world, ranging from approximately -2.3% to -1.4%. In addition, the timing of holidays can impact comparable sales.

- Information in <u>constant currency</u> is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

- <u>Systemwide sales</u> include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

The Company plans to release August 2012 sales on September 11, 2012.

McDonald's is the world's leading global foodservice retailer with more than 33,500 locations serving approximately 69 million customers in 119 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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